[LETTERHEAD OF BOIS D'ARC ENERGY, INC.]

CORRESP
September 4, 2007
BY FACSIMILE (202-772-9369) AND EDGAR

Securities and Exchange Commission
100 F Street N.E.,
Washington, D.C. 20549

Re:	Bois d'Arc Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007
Files August 8, 2007
File No.:  1-32494

Ladies and Gentlemen:

The following are the responses of Bois d'Arc Energy, Inc. (the "Company") to the comments contained in the Staff's comment letter dated August 29, 2007 (the "Comment Letter") concerning the above-referenced Form 10-K (the "10-K") and Form 10-Q (the "10-Q").  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Section 302 Certifications

1.
Revise to provide your certifications in the exact form set forth in Item 601 of Regulation S-K.  Specifically, we note part(b) of paragraph four regarding the design of your internal controls over financial reporting is not included in your certifications.  Please file amended quarterly reports for the periods ended March 31, 2007 and June 30, 2007 to include the revised certifications.  You may file abbreviated amendments consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the 302 certification.

The management of Bois d'Arc Energy, Inc. acknowledges that the Section 302 certifications contained in its Form 10-Q filings for the quarterly periods ended March 31, 2007 and June 30, 2007 were incomplete, in that they did not include the required certifications with respect management's responsibilities for maintaining internal controls over financial reporting pursuant to Exchange Act Rules 13a-15(f) and 15d-15(f).  We will comply with the Commission's request by filing amended quarterly reports for the periods ended March 31, 2007 and June 30, 2007.  These amended filings, which we are filing on the Edgar system on September 4, 2007, are in the form of abbreviated amendments in accordance with the guidance provided by the Commission.

If you have any questions regarding our response, please do not hesitate to contact the undersigned at (972) 668-8800.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/